# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vertical Data Inc., CIK 0002033264
CUSIP: 92490D105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1980 FESTIVAL PLAZA DRIVE SUITE 300, 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 04/27/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002132581-26-000001
Filed by CIK 0002132581

## Reporting persons
- TDK Cashflow Ltd.: type of reporting person: corporation (CO), non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This amendment is being filed solely to report that TDK Cashflow is no longer a beneficial owner of Vertical Data Inc.
- Koverko Trevor: type of reporting person: other (OO); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,900,000; shared voting power 0; sole dispositive power 1,900,000; shared dispositive power 0; aggregate amount beneficially owned 1,900,000 (15.7% of the class)
  Comment: There have been no changes in beneficial ownership for Trevor Koverko. This amendment is being filed solely to report that TDK Cashflow is no longer a beneficial owner of Vertical Data Inc.

## Item 1. Issuer
Name of issuer: Vertical Data Inc.
Address of issuer's principal executive offices: 1980 FESTIVAL PLAZA DRIVE SUITE 300, 1980 FESTIVAL PLAZA DRIVE SUITE 300, LAS VEGAS, NEVADA, 89135.

## Item 2. Person Filing
Name of person filing:
TDK Cashflow Ltd.
Trevor Koverko
Address of principal business office or, if none, residence:
180 University Avenue
Suite 6202
Toronto, Ontario M5H 0A2
CANADA
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
TDK Cashflow Ltd-0
Trevor Koverko-1,900,000
Percent of class:
TDK Cashflow-0
Trevor Koverko-15.7
Sole power to vote or to direct the vote:
TDK Cashflow Ltd-0
Trevor Koverko-1,900,000
Shared power to vote or to direct the vote:
TDK Cashflow Ltd-0
Trevor Koverko-0
Sole power to dispose or to direct the disposition:
TDK Cashflow Ltd-0
Trevor Koverko-1,900,000
Shared power to dispose or to direct the disposition:
TDK Cashflow Ltd-0
Trevor Koverko-0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Please refer to cover page reporting person information

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- TDK Cashflow Ltd.: Lauren Hulvey, Executive Assistant (05/27/2026)
- Koverko Trevor: Trevor Koverko, Director (05/27/2026)